Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 106-I dated November 13, 2007	Term Sheet No. 1 to Product Supplement 106-I Registration Statement No. 333-130051 Dated November 13, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Dual Directional Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF due May 20, 2009

General

  The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the SPDR® S&P® Homebuilders ETF over the term of the notes. Investors should be willing to forgo interest and dividend payments, and receive no return if the SPDR® S&P® Homebuilders ETF appreciates or depreciates by more than 37.50%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 20, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
  Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about November 15, 2007 and are expected to settle on or about November 20, 2007.

Key Terms

Index Fund:	The SPDR® S&P® Homebuilders ETF (the “Index Fund”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

If a Knock-Out Event has not occurred during the Monitoring Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Share Return x the Participation Rate, provided that the Additional Amount will not be less than zero or greater than the Maximum Return.

If a Knock-Out Event has occurred during the Monitoring Period, the Additional Amount will be equal to zero.

Knock-Out Event:

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing price of one share of the Index Fund is greater than the Upper Knock-Out Price OR less than the Lower Knock-Out Price.

Upper Knock-Out Price:	137.50% of the Initial Share Price.
Lower Knock-Out Price:	62.50% of the Initial Share Price.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Participation Rate:	At least 200%. The actual Participation Rate will be determined on the pricing date and will not be less than 200%.
Maximum Return:	At least $750 per $1,000 principal amount note. The actual Maximum Return will be determined on the pricing date and will not be less than $750 per $1,000 principal amount note.
Absolute Share Return:	The absolute value of:
Final Share Price – Initial Share Price Initial Share Price
For example, a share return of 15% will equal a 15% Absolute Share Return.
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which is expected to be on or about November 15, 2007.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date, times the Share Adjustment Factor on such date.
Share Adjustment Factor:

1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement 106-I for further information about these adjustments.

Observation Date:	May 15, 2009*
Maturity Date:	May 20, 2009*
CUSIP:	48123MHD7
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 106-I.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 106-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 106-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $35.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $15.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $35.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-40 of the accompanying product supplement no. 106-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 13, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 106-I dated November 13, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 106-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 106-I dated November 13, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004923/e29226_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.tx

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index Fund. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL EVEN IF THE SHARE RETURN IS NEGATIVE — If the closing price of one share of the Index Fund is less than or equal to the Upper Knock-Out Price AND greater than or equal to the Lower Knock-Out Price on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Absolute Share Return x the Participation Rate†, up to the Maximum Return†. Because the Absolute Share Return is based on the absolute value of the change from the Initial Share Price to the Final Share Price, if a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Final Share Price is less than the Initial Share Price.
  † The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 200% and $750 per $1,000 principal amount note, respectively.
  RETURN LINKED TO THE SPDR® S&P® HOMEBUILDERS ETF — The return on the notes is linked to the SPDR® S&P® Homebuilders ETF. The SPDR® S&P® Homebuilders ETF is an exchange-traded fund of SPDR® Series Trust, which is a registered investment company that consists of numerous separate investment portfolios. The SPDR® S&P® Homebuilders ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P® Homebuilders Select IndustryTM Index, which we refer to as the Underlying Index. The Underlying Index is an equal-weighted index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P® Total Market Index, a benchmark that measures the performance of the U.S. equity market. For additional information about the Index Fund, see the information set forth under “SPDR® S&P® Homebuilders” in the accompanying product supplement no. 106-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 106-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, and will therefore be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  In addition, subject to the limitations and assumptions described in the section entitled "Certain U.S. Federal Income Tax Consequences — Tax Consequences to Non-U.S. Holders" in the accompanying product supplement no. 106-I, and based on certain factual representations and assumptions, Davis Polk & Wardwell is of the opinion that no withholding tax should be imposed on amounts paid to Non-U.S. Holders under the notes. Even if we do not withhold such amounts, you may be liable for U.S. federal income tax if the IRS does not agree with special tax counsel’s analysis.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on November 12, 2007 and we had determined the comparable yield on that date, it would have been an annual rate of 4.60%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 4.60%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF due May 20, 2009	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 106-I dated November 13, 2007.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index Fund, and will depend on whether a Knock-Out Event occurs and, if not, the absolute value of the change in the Index Fund. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE SHARE RETURN IS ZERO OR IF THE CLOSING PRICE OF ONE SHARE OF THE INDEX FUND ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT PRICE OR LESS THAN THE LOWER-KNOCK-OUT PRICE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index Fund, the equity securities held by the Index Fund or contracts related to the Index Fund. If the closing price of one share of the Index Fund is greater than the Upper Knock-Out Price or is less than the Lower Knock-Out Price on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the closing price of one share of the Index Fund is greater than the Upper Knock-Out Price or less than the Lower Knock-Out Price at some time during the term of the notes but falls between the Upper Knock-Out Price and Lower Knock-Out Price on the Observation Date.
  THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index Fund. Your ability to participate in the appreciation and depreciation of the Index Fund may be limited by the “knock-out” feature of the notes. In the event that the closing price of one share of the Index Fund exceeds the Upper Knock-Out Price or is below the Lower Knock-Out Price on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect any potential increase or decrease in the Final Share Price, as compared to the Initial Share Price.
  THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 75% AT MATURITY — Regardless of whether the Final Share Price is greater than or less than the Initial Share Price and assuming a Participation Rate of 200%, if a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount that will not exceed the Maximum Return of $750, regardless of the appreciation or depreciation in the Index Fund, which may be significant. The actual Maximum Return and Participation Rate will be set on the pricing date and will not be less than $750 per $1,000 principal amount note and 200%, respectively. Therefore, your upside appreciation is limited.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although shares of the Index Fund are listed for trading on the American Stock Exchange (the “AMEX”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, SSgA Funds Management, Inc., which we refer to as SSFM, is the Index Fund’s investment adviser. The Index Fund is subject to management risk, which is the risk that SSFM’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, SSFM may invest up to 5% of the Index Fund’s assets in securities not included in the Underlying Index but which SSFM believes will help the Index Fund track the Underlying Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds). Any of such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  YOUR RETURN IS LINKED TO THE PERFORMANCE OF A SINGLE INDUSTRY — All or substantially all of the equity securities held by the Index Fund are issued by companies whose primary lines of business are directly associated with the residential homebuilding industry. Because the value of the notes is linked to the performance of the Index Fund, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the homebuilding industry is significantly affected by a number of factors in general and local economic conditions and real estate markets as well as by weather conditions, natural disasters and geopolitical events, including those described under “Risk Factors” in the accompanying product supplement no. 106-I. These factors could cause an upturn or a downturn in the homebuilding industry generally or regionally and could cause the value of the equity securities held by the Index Fund and the price of the Index Fund to fluctuate or remain flat during the term of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF due May 20, 2009	TS-2
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the closing price of one share of the Index Fund is above the Upper Knock-Out Price or below the Lower Knock-Out Price during the Monitoring Period;
    the expected volatility of the Index Fund;
    the time to maturity of the notes;
    the dividend rate on the equity securities held by the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Fund and assumes a Participation Rate of 200%, a Maximum Return of $750, an Initial Share Price of $20.50 and that the lowest and highest Index Fund closing prices during the Monitoring Period are as set forth under the columns “Hypothetical lowest closing price during the Monitoring Period” and “Hypothetical highest closing price during the Monitoring Period,” respectively. Assuming an Initial Share Price of $20.50, the Upper Knock-Out Price will be $28.1875 and the Lower Knock-Out Price will be $12.8125. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Final Share Price	Absolute Share return	Hypothetical lowest closing price during Monitoring Period	Hypothetical highest closing price during Monitoring Period	Additional Amount		Principal		Payment at Maturity

$30.7500	50.00%	$21.5250	$30.7500	$0.00	+	$1,000	=	$1,000
$28.1875	37.50%	$19.4750	$28.1875	$750.00	+	$1,000	=	$1,750
$24.6000	20.00%	$19.4750	$28.5000	$0.00	+	$1,000	=	$1,000
$23.5750	15.00%	$19.4750	$23.5750	$300.00	+	$1,000	=	$1,300
$22.5500	10.00%	$18.4500	$29.0000	$0.00	+	$1,000	=	$1,000
$22.5500	10.00%	$18.4500	$23.0000	$200.00	+	$1,000	=	$1,200
$20.5000	0.00%	$18.4500	$25.0000	$0.00	+	$1,000	=	$1,000
$18.4500	10.00%	$18.0000	$23.0000	$200.00	+	$1,000	=	$1,200
$17.4250	15.00%	$12.3000	$21.0000	$0.00	+	$1,000	=	$1,000
$12.8125	37.50%	$12.8125	$21.0000	$750.00	+	$1,000	=	$1,750
$10.2500	50.00%	$10.2500	$20.5000	$0.00	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest closing price of one share of the Index Fund during the Monitoring Period was $18.0000, the highest closing price of the Index Fund during the Monitoring Period was $23.0000, and the Final Share Price was $18.4500. Because the closing price of one share of the Index Fund was less than or equal to the Upper Knock-Out Price AND greater than or equal to the Lower Knock-Out Price on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to $200, and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x absolute value of [($18.45-$20.50)/$20.50] x 200%) = $1,200

Example 2: The lowest closing price of one share of the Index Fund during the Monitoring Period was $12.3000, the highest closing price of the Index Fund during the Monitoring Period was $21.0000, and the Final Share Price was $17.4250. Because the closing price of one share of the Index Fund was less than the Lower Knock-Out Price on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF due May 20, 2009	TS-3

Example 3: The lowest closing price of one share of the Index Fund during the Monitoring Period was $19.4750, the highest closing price of the Index Fund during the Monitoring Period was $23.5750, and the Final Share Price was $23.5750. Because the closing price of one share of the Index Fund was less than or equal to the Upper Knock-Out Price AND greater than or equal to the Lower Knock-Out Price on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to $300, and the final payment at maturity is equal to $1,300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x absolute value of [($23.5750-$20.50)/$20.50 ] x 200%) = $1,300

Example 4: The lowest closing price of one share of the Index Fund during the Monitoring Period was $19.4750, the highest closing price of the Index Fund during the Monitoring Period was $28.5000, and the Final Share Price was 24.6000. Because the closing price of one share of the Index Fund was higher than the Upper Knock-Out Price on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Historical Information

The following graph sets forth the historical performance of SPDR® S&P® Homebuilders based on the weekly closing price of one share of the Index Fund from February 10, 2006 through November 9, 2007. The Index Fund commenced trading on the AMEX on February 6, 2006. The closing price of one share of the Index Fund on November 12, 2007 was $20.18. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the SPDR® S&P® Homebuilders ETF due May 20, 2009	TS-4